Via Edgar System Filing

Brian K Bhandari
Staff Accountant
Securities and Exchange Commission
Washington DC 20549

RE: United National Film Corporation
    Item 4.01 Form 8-KA
    Filed June 19, 2006
    File No. 033-25350-FW

Dear Mr. Bhandari:

     I am responding to your comment in your letter of June 19, 2006 involving the question concerning the Company's use of an independent registered public accountant to review the Form 10-QSB instead of the accountant's auditor.

     The text of regulation S-B ss. 228.310 (Item 310), does not require the Company's auditor be used exclusively for review of the interim financial statements. The contention expressed by your office that "that this other accountant will not be able to satisfy the criteria of AICPA Statements on Auditing Standards Section 722..." does have some validity in an entity with complex financial statements. In the case of this Company, however, the balance sheet has only four verifiable items and there is no ongoing economic activity.

     Based on those facts, we do not believe that revisions of the 10-QSB Forms to reflect that they have not been reviewed is required and accordingly, do not believe it is necessary to amend the Form 10-QSBs that have been properly reviewed by Scott Hatfield of Dallas, Texas who will be our auditor. Mr. Hatfield has already contacted Sherb & Company and requested a photocopy of previous work papers. This request was met with a demand by Sherb & Company for a prepayment of $5000. Our attorney was able to reach an agreement to obtain these photocopies for a more reasonable rate in the near future, so that Mr. Hatfield can do what is necessary to become our auditor.

Brian K. Bhandari
Page 2
7/12/2006


     The Company acknowledges that:

     * The company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,


/s/ Glenn A. Little
-----------------------------------
Glenn A. Little, CEO
United National film Corporation